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FEB 27 2017

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4300 Six Forks Road
(No. and Street)

Raleigh	NC	27609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Bogaczyk 919-716-7391
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman, LLP
(Name – *if individual, state last, first, middle name*)

2501 Blue Ridge Road, Ste 500	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Zimmerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Citizens Investor Services, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Amy C. Kornegay

Notary Public

My Commission Expires 6-4-2021.

AMY C. KORNEGAY NOTARY PUBLIC WAKE COUNTY, NC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of First Citizens Investor Services, Inc.

We have audited the accompanying balance sheet of First Citizens Investor Services, Inc. (a wholly-owned subsidiary of First-Citizens Bank & Trust Company) (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules 1 and 2 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Raleigh, North Carolina

February 24th, 2017

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Balance Sheet
December 31, 2016

Assets	
Cash, noninterest-bearing (note 3)	$ 10,104,716
Cash, interest-bearing	10,000,000
Prepaid pension	1,094,184
Commissions receivable	495,970
Prepaid expenses	138,926
Deferred tax asset (note 4)	356,155
Premises and equipment, net (notes 2 and 3)	60,641
Due from Related Parties (note 3)	491,526
Deposit with clearing organization	100,000
Other assets	95,517
Total assets	$ 22,937,635
Liabilities and Stockholder's Equity	
Liabilities:	
Accrued salary expense	$ 929,723
Reserve for incentive plans	597,600
Taxes payable	263,699
Other liabilities	332,690
Total liabilities	2,123,712
Stockholder's equity (note 6):	
Common stock, $1 par value. Authorized 50,000 shares; issued and outstanding 50,000 shares	50,000
Additional paid-in capital	1,197,292
Retained earnings	19,566,631
Total stockholder's equity	20,813,923
Total liabilities and stockholder's equity	$ 22,937,635

See accompanying notes to financial statements.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Operations
Year Ended December 31, 2016

Revenues:	
Commissions	$ 35,324,811
Investment Advisory Fees	9,048,659
Other income	661,204
Total revenues	45,034,674
Expenses:	
Employee compensation and benefits (note 5)	24,599,658
Fees to clearing broker	1,853,295
Fees paid to Related Parties (note 3)	6,060,704
Occupancy expense (note 3)	952,675
Travel expense	480,461
Equipment expense (note 3)	243,951
Printing and office supplies	93,069
Telephone	35,052
Interest expense to Parent (note 3)	8,167
Other expenses	3,108,527
Total expenses	37,435,559
Income before income taxes	7,599,115
Income tax expense (note 4)	2,959,224
Net income	$ 4,639,891

See accompanying notes to financial statements.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2016

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2015	50,000	$ 50,000	$ 1,197,292	$ 34,966,740	$ 36,214,032
Net income	-	-	-	4,639,891	4,639,891
Dividends	-	-	-	(20,040,000)	(20,040,000)
Balance at December 31, 2016	$ 50,000	$ 50,000	$ 1,197,292	$ 19,566,631	$ 20,813,923

See accompanying notes to financial statements.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Cash Flows
Year Ended December 31, 2016

Operating Activities	
Net income	$ 4,639,891
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	80,896
Loss on asset retirement	2,318
Decrease in net commissions receivable	10,491
Increase in other prepaid expenses	(25,757)
Net change in due to/from Related Parties	(3,873,794)
Decrease in other assets	56,514
Increase in deferred tax asset	(257,932)
Decrease in accrued salary expense	(244,614)
Increase in accrued incentive plan expense	520,881
Decrease in taxes payable	(31,239)
Decrease in pension obligation	(1,227,796)
Decrease in other liabilities	(2,171)
Net cash used in operating activities	(352,312)
Investing Activities	
Purchase of premises and equipment	(67,095)
Net cash used in investing activities	(67,095)
Financing Activities	
Cash dividends paid	(20,040,000)
Net cash used in financing activities	(20,040,000)
Decrease in cash	(20,459,407)
Cash at beginning of year	40,564,123
Cash at end of year	$ 20,104,716
Supplemental cash flow information:	
Income taxes paid to Parent	$ 3,373,647
Interest paid to Parent	8,167

See accompanying notes to financial statements.

(1) Organization

First Citizens Investor Services, Inc. (Investor Services or the Company) was organized as a North Carolina corporation, and on January 26, 1994, it became a wholly owned subsidiary of First-Citizens Bank & Trust Company (the Parent) through the issuance of 50,000 shares of $1 par value common stock. The Parent is a wholly owned subsidiary of First Citizens BancShares, Inc. (BancShares), a financial holding company located in Raleigh, North Carolina. The Parent and other subsidiaries of BancShares are collectively referred to as "Related Parties".

Investor Services is a registered broker/dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission, a registered investment adviser, and a licensed insurance agency. The Company is an introducing broker-dealer that introduces brokerage accounts to a clearing agent that handles all the clearing activities. Revenue is earned through commissions and fees earned on transactions with its customers. The majority of Investor Services' customers are located in the southeastern United States.

On January 1, 2016, the Company merged with First Citizens Securities Corporation (FCSC), with the Company being the surviving entity. The merger was accounted for as a transaction between entities under common control since both the Company and FCSC are wholly-owned by the Parent. As a result, December 31, 2015 balances were adjusted retroactively to reflect the FCSC merger. The company assumed FCSC's net assets at their recorded values, which primarily consisted of cash. Assets and liabilities assumed were $18,944,660 and $3,881,427, respectively, at the merger date.

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America (US GAAP). The more significant of these policies used in preparing the Company's financial statements are described in this summary.

(a) *Premises and Equipment*

Premises and equipment (which primarily consist of leasehold improvements, furniture, fixtures, and equipment) are stated at cost less accumulated depreciation of $1,297,883 at December 31, 2016. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, which is generally from three to ten years.

(b) *Income Taxes*

The Company is included in the consolidated federal income tax return of BancShares, and computes its tax expense for federal income taxes using BancShares' federal income tax rate. A tax allocation arrangement exists between the Company and BancShares.

Deferred income taxes are recorded for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled.

2) Summary of Significant Accounting and Reporting Policies (Continued)

(c) ***Commission and Investment Advisory Fee Revenue***

Commissions earned on sales and purchases of securities for customers are recorded on a settlement date basis, which does not differ materially from a trade date basis. Investment advisory fees are received quarterly and are recognized on an earned basis over the term of the contract, based on the market value of assets under management.

(d) ***Use of Estimates in Preparation of Financial Statements***

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(3) Transactions with Related Parties

Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties and are subject to change.

Under an agreement with the Parent, Investor Services is charged interest at the prime rate for any outstanding balances Due to Parent. Such interest expense totaled $8,167 for the year ended December 31, 2016.

The Company pays a management fee to the Parent and an agreed-upon percentage of certain revenues generated by dual employees. Fees paid to Related Parties under these arrangements totaled $6,060,704 for the year ended December 31, 2016.

The Company pays occupancy and equipment expenses to the Parent. The Company's total occupancy expense and equipment expense to the Parent for 2016 was $952,675 and $243,951, respectively. During 2016, the Company purchased $67,095 of furniture and equipment from Related Parties, consisting primarily of computer hardware. These transactions were with the Parent at the net book value of the selling party.

At December 31, 2016, the Company had $10,104,716 in a noninterest bearing demand deposit account at the Parent. Due from Related Parties of $491,526 consists of overpayment on income tax expenses to Parent.

The Company receives fees for administrative services from First Citizens Asset Management (FCAM), an entity also wholly-owned by the Parent, according to an agreed-upon contract. Fees received according to this agreement were $97,705 for the year ended December 31, 2016. The

Company also pays FCAM for certain revenues generated by dual employees as part of the agreement, which were $1,379,079 for the year ended December 31, 2016. The Company provides payroll processing and other support services to FCAM as part of this agreement, which totaled $648,655 and $308,569, respectively, for the year ended December 31, 2016.

(4) Income Taxes

The components of income tax expense are as follows:

	2016
Current:	
Federal	$2,577,687
State	469,920
Total current tax expense	3,047,607
Deferred:	
Federal	(73,841)
State	(14,542)
Total defered tax benefit	(88,383)
Total tax expense	$2,959,224

The income tax for the period differed from the amount computed by applying the Parent's federal income tax rate of 35% to income before income taxes because of the following:

	Amount	Percent
Income tax expense at federal rate	$ 2,659,690	35.00%
Increase in income taxes arising from:		
State income taxes, net of federal income tax benefit	295,994	3.90%
Other	3,540	0.04%
Total tax expense	$ 2,959,224	38.94%

Deferred tax assets of $356,155 consist primarily of compensation-related temporary differences. No valuation allowance was deemed necessary on any deferred tax assets as management has determined it is more likely than not that future taxable temporary differences and the results of future operations will result in sufficient taxable income to realize the gross deferred tax assets.

Under US GAAP, the benefit of a position taken or expected to be taken in a tax return should be recognized when it is more likely than not that the position will be sustained based on its technical merit. There was no liability recorded for unrecognized tax benefits at December 31, 2016. The

Company recognizes interest and penalties, if any, related to income tax matters in income tax expense. There was no amount recognized during 2016. The Company and the Parent are no longer subject to U.S. federal tax examinations by tax authorities for years before 2013.

Generally, the state jurisdiction in which the Company and the Parent of the tax returns are subject to examination for a period of up to four years after returns are filed.

(5) Employee Benefit Plans

The Parent sponsors a noncontributory, qualified defined benefit pension plan (the Pension Plan) covering certain full-time employees, including employees of the Company who were hired before April 1, 2007 and who elected to remain in the defined benefit plan. Under the Pension Plan, benefits are based on years of service and average earnings. The Parent's policy is to fund amounts approximating the maximum amount that is deductible for federal income tax purposes. The Pension Plan's assets consist of investments in the Parent's common trust funds, which include listed common stocks and fixed income securities, as well as investments in mid-cap and small-cap stocks through unaffiliated money managers. Net periodic pension expense of $196,127 was allocated to the Company on a pro-rata basis, based on the total pension expense for BancShares which was determined by an independent actuary. It is not the policy of the Parent to allocate the pension obligations of the consolidated entity to its participating subsidiaries. The allocation policies are determined by the Parent, and are subject to change. Prepaid pension asset of $1,094,184 represents cumulative contributions less the net periodic pension expense.

Certain employees are also eligible to participate in the Parent-sponsored defined contribution savings plan. At the end of 2007, current employees were given the option to either participate in the defined benefit plan and remain in an existing defined contribution savings plan or to join an enhanced defined contribution savings plan. In addition to the employer match of the employee contributions, the enhanced plan provides a guaranteed, discretionary contribution to plan participants if they remain employed at the end of each calendar year. During the year, the Company contributed a total of $1,057,041 to the defined contribution savings plans. The enhanced defined contribution savings plan is available for employees after completion of thirty-one days of consecutive service.

(6) Net Capital Requirements

Investor Services is a registered broker/dealer in securities with the FINRA. Investor Services is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

At December 31, 2016, the Company had net capital, as defined, of $10,698,864 which was $10,448,864 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.20 to 1.00.

(7) Fair Value of Financial Instruments

Investor Services' financial instruments are cash, commissions receivable, due from Related Parties, accrued salary expense, reserve for incentive plans and other liabilities. The carrying values of these on-balance sheet financial instruments approximate their fair values. Investor Services has no off-balance sheet financial instruments. Under US GAAP, fair value estimates are ranked on a three-tier scale based on the inputs used in the valuation. Other than cash, the assets and liabilities of Investor Services are considered Level 3 since they are based on significant unobservable inputs.

(8) Concentrations of Credit Risk

The Company maintains its cash on deposit at the Parent and with Pershing, Inc. The balances at the Parent are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The balances at Pershing, Inc. (the Company's third party clearing broker) are insured by the Securities Investor Protection Corporation (SIPC). The Company routinely maintains amounts on deposit in excess of the FDIC and SIPC insured limits. As of December 31, 2016, the Company held $10,104,716 on deposit with the Parent, of which $9,854,716 exceeded the FDIC insured limit. As of December 31, 2016, the Company held $10,000,000 on deposit with Pershing, of which the majority exceeded the SIPC insured limit.

(9) Contingencies

Although management is not aware of any legal actions against the Company as of December 31, 2016, the Company could be named as defendant in such actions as a result of its normal business activities. Damage amounts associated with such potential claims are unknown at this time and no liability has been recorded by the company for such items.

(10) Subsequent Events

The Company evaluated the effect subsequent events would have on the financial statements through February 24, 2017, which is the date the financial statements were available to be issued.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Computation of Aggregate Indebtedness and Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2016

Aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 2,123,712
Net capital:	
Total stockholder's equity	20,813,923
Less non-allowable assets:	
Non-allowable cash	(7,300,827)
Prepaid Pension	(1,094,184)
Deferred tax	(356,155)
Premises and equipment, net	(60,641)
Fixed annuity receivable	(231,845)
Cash held at Pershing	(2,818)
Fee receivable	(142,620)
Due from related parties	(491,526)
Prepaid expenses	(138,926)
Other	(95,517)
Total non-allowable assets	(9,915,059)
Tentative net capital	10,898,864
Haircut adjustment	200,000
Net capital	10,698,864
Capital requirement	250,000
Excess net capital	$ 10,448,864
Ratio - aggregate indebtedness to net capital	0.20

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X- 17A-5, Part II-A, dated December 31, 2016.

See the accompanying Independent Auditors' Report.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold customer cash or securities. Checks are received in the name of the clearing agent and are immediately restrictively endorsed and deposited in a bank account of the clearing agent or product underwriter, as applicable. Securities received are forwarded overnight to the clearing agent. The Company fully introduces brokerage accounts to the clearing agent and the Company does not have balances which would be included in a reserve computation. Therefore, the reserve requirement under Rule 15c3-3 was $0 at December 31, 2016.

The above computation does not materially differ from the Company's computation, as shown in its FOCUS Report Form X-1 7A-5, Part II-A, dated December 31, 2016.

There are no liabilities subordinated to claims of creditors at December 31, 2016.

Information relating to possession or control requirements is not applicable under rule 17 C.F.R. § 240.15c3-3: (k)(2)(ii).

See the accompanying Independent Auditors' Report.

Supplemental Report

With respect to the

General Assessment Reconciliation (Form SIPC-7)

DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of First Citizens Investor Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by First Citizens Investor Services, Inc. (a wholly-owned subsidiary of First Citizens Bank & Trust) (the "Company") and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Raleigh, North Carolina

February 24th, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1826*********************MIXED AADC 220
50696 FINRA DEC
FIRST CITIZENS INVESTOR
4300 SIX FORKS RD
RALEIGH NC 27609-5718

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Steven Bogaczyk (919) 716-7391

2. A. General Assessment (item 2e from page 2) $ 26,718

B. Less payment made with SIPC-6 filed (**exclude interest**) (13,025)
7/26/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 13,693

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 13,693

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 13,693

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Citizens Investor Services, Inc
(Name of Corporation, Partnership or other organization)

Steven F. Bogaczyk
(Authorized Signature)

SVP
(Title)

Dated the 27 day of January, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 45,034,676
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	33,092,320
(2) Revenues from commodity transactions.	478
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	489,464
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	765,189
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	34,347,451
2d. SIPC Net Operating Revenues	$ 10,687,225
2e. General Assessment @ .0025	$ 26,718
	(to page 1, line 2.A.)

First Citizens
Investor Services
Member FINRA/SIPC

First Citizens Investor Services, Inc. Exemption Report

First Citizens Investor Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(ii) during the period January 1, 2016 to December 31, 2016.

2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

First Citizens Investor Services, Inc.

I, David Zimmerman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

December 31, 2016

DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of First Citizens Investor Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Citizens Investor Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Raleigh, North Carolina

February 24th, 2017

FIRST CITIZENS INVESTOR SERVICES, INC.

(A WHOLLY OWNED SUBSIDIARY OF FIRST-CITIZENS BANK & TRUST COMPANY)

Financial Statements and Supplemental Schedules

December 31, 2016

(With Report of Independent Registered Public Accounting Firm)